News Announcement

CONTACT:
Richard Gaetz, President/CEO	Robert Rinderman
Kevin Glass, VP Finance/CFO	Purdy Tran
Vitran Corporation Inc.	Jaffoni & Collins Incorporated
416/596-7664	212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

VITRAN ANNOUNCES OFFERING OF COMMON SHARES

TORONTO, ONTARIO (November 26, 2003) — Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), a North American transportation and logistics firm, today announced that it has filed in all Canadian provinces a preliminary short form prospectus and related documents in connection with the offering in Canada and the United States of 2,000,000 newly issued common shares. The Company intends to grant the underwriters an option to purchase up to an additional 300,000 common shares to cover over-allotments, if any. Vitran has also filed a registration statement on Form F-10 for the offering of those common shares with the United States Securities and Exchange Commission. The final terms of the offering will be determined at the time of pricing. Vitran anticipates that the pricing and the sale to the public will occur within the next three weeks.

Vitran intends to use the net proceeds from the proposed offering to pursue acquisitions and fund capital programs. Net proceeds from the offering may also be used to repay outstanding indebtedness.

Avondale Partners, LLC is serving as lead manager of the equity offering. Stephens Inc. is part of the U.S. underwriting syndicate and Orion Securities Inc. and Paradigm Capital Inc. are members of the Canadian syndicate.

Copies of the preliminary prospectus relating to the offering may be obtained from the underwriters at:

Avondale Partners	Stephens Inc.	Orion Securities	Paradigm Capital Inc.
Investment Banking	Investment Banking	Investment Banking	Corporate Finance
Two American Center	300 Crescent Court	181 Bay St., Ste 3100	95 Wellington St W
3102 West End Ave, Ste 1100	Suite 600	PO Box 830	#2101
Nashville, TN 37203	Dallas, TX 75201	Toronto, ON M5J 2T3	Toronto, ON M5J 2N7
Tel: 615-467-3500	877-749-9991	416-864-3500	416-361-9892

(more)

Vitran Corporation Inc., 11/26/03	page 2 of 2

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Vitran Corporation Inc.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit our website at www.vitran.com.

Statements in this press release regarding the proposed offering of Vitran common shares and the expected use of the proceeds from such offering and any other statements, managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects”, “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the failure of Vitran to complete the proposed offering or the failure to allocate the proceeds of the proposed offering effectively or use the proceeds beneficially, other factors referenced in Vitran’s regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Vitran disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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